FINANCIAL STATEMENTS

WORLD TREE USA LLC
FINANCIAL STATEMENTS

INDEX TO FINANCIAL STATEMENTS

Independent Auditors' Report	F-2
Balance Sheets as of December 31, 2024 and 2023	F-4
Statements of Operations for the Years Ended December 31, 2024 and 2023	F-5
Statements of Members' Equity for the Years Ended December 31, 2024 and 2023	F-6
Statements of Cash Flows for the Years Ended December 31, 2024 and 2023	F-7
Notes to the Financial Statements	F-8

INDEPENDENT AUDITORS' REPORT

To the Management and Members
of World Tree USA LLC

Opinion

We have audited the accompanying financial statements of World Tree USA LLC (the "Company"), which comprise the balance sheets as of December 31, 2024 and 2023, and the related statements of operations, members' equity, and cash flows for the years then ended, and the related notes to the financial statements (the "financial statements").

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2024 and 2023, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As more fully explained in Note 2 to the financial statements, the Company has incurred losses since inception, lacks revenues and requires additional capital to fund operations. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans with respect to these factors are also described in Note 2. The Company's financial statements do not include any adjustments that might result from the outcome of these uncertainties should the Company be unable to continue as a going concern. Our conclusion is not modified with respect to this matter.

Emphasis of Matter

As discussed in Notes 1 and 4 to the financial statements, the Company paid monies to World Tree Technologies, Inc., the Company's manager (the "Manager"), for current and future costs in connection with its management agreement. Certain amounts paid to the Manager were expected to be for future services provided by the Manager; however, these amounts were expensed in the accompanying statement of operations during the years ended December 31, 2024 and 2023. Furthermore, at times, the Company has paid to the Manager amounts in excess of management fees contractually due to cover overhead and other costs incurred by the Manager in connection with their duties. These are also expensed in the accompanying statement of operations. Our opinion is not modified with respect to this matter.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America ("GAAS"). Our responsibilities under those standards are further described in the Auditors' Responsibility for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that our audit evidence is sufficient to provide a basis for our audit opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditors' Responsibility for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain and understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

/s/ dbb*mckennon*
April 30, 2025
San Diego, California

World Tree USA, LLC
Balance Sheets
As of December 31, 2024 and 2023

	As of December 31,	
	2024	2023
Assets		
Current assets:		
Cash	$ 10,975	$ 264,682
Receivables:		
Related party receivable, net of allowance for doubtful accounts (Note 4)	8,571	-
Subscriptions and other receivables	7,941	-
Total current assets	27,487	264,682
Other assets:		
Deposit on biological assets - related party - non-current	169,002	355,743
Biological assets	1,309,129	1,261,468
Total assets	$ 1,505,618	$ 1,881,893
Liabilities and Members' Equity		
Current liabilities:		
Accounts payable	$ 14,507	$ 199
Total current liabilities	14,507	199
Total liabilities	14,507	199
Members' equity:		
Members' equity	17,131,194	15,584,759
Accumulated deficit	(15,640,083)	(13,703,065)
Total members' equity	1,491,111	1,881,694
Total liabilities and members' equity	$ 1,505,618	$ 1,881,893

The accompanying notes are an integral part of these financial statements.

World Tree USA, LLC
Statements of Operations
For the Years Ended December 31, 2024 and 2023

	2024	2023
Revenue:	$ -	$ -
Operating expenses:		
Professional fees	70,034	91,772
Sales and marketing	61,395	-
Management fees and operating costs - related party (Note 4)	1,364,672	985,181
Tree losses	440,917	297,448
Other expenses	-	1,170
Total operating expenses	1,937,018	1,375,571
Other Income		
Interest income	-	1,191
Net loss	$ (1,937,018)	$ (1,374,380)
Weighted average membership unit - basic and diluted	12,010,758	11,102,054
Net loss per membership unit - basic and diluted	$ (0.16)	$ (0.12)

The accompanying notes are an integral part of these financial statements.

World Tree USA, LLC
Statement of Members' Equity
For the Years Ended December 31, 2024 and 2023

| | Members' Equity | | | | | |
| | Series A Units | | Series B Voting Units | | Accumulated | |
	Shares	Amount	Shares	Amount	Deficit	Total
Balance at December 31, 2022	10,538,465	$ 14,013,253	10,000	$ 10,000	$ (12,328,685)	$ 1,694,568
Proceeds from sale of membership units, net of offering costs	1,020,729	1,561,506	-	-	-	1,561,506
Net loss	-	-	-	-	(1,374,380)	(1,374,380)
Balance at December 31, 2023	11,559,194	15,574,759	10,000	10,000	(13,703,065)	1,881,694
Proceeds from sale of membership units, net of offering costs	714,179	1,186,435	-	-	-	1,186,435
Non-cash membership units issued on behalf of Manager	240,000	360,000	-	-	-	360,000
Net loss	-	-	-	-	(1,937,018)	(1,937,018)
Balance at December 31, 2024	12,513,373	$ 17,121,194	10,000	$ 10,000	$ (15,640,083)	$ 1,491,111

The accompanying notes are an integral part of these financial statements.

World Tree USA, LLC
Statement of Cash Flow
For the Year Ended December 31, 2024

	2024	2023
Cash flows from operating activities:		
Net loss	$(1,937,018)	$(1,374,380)
Adjustments to reconcile net loss to net cash flows from operating activities:		
Loss of biological assets	440,917	297,448
Management fees related to issuance of Non-Cash Units	360,000	-
Changes in operating assets and liabilities:		
Accounts payable	14,307	(302)
Related Party Receivable	(8,571)	-
Net cash used in operating activities	(1,130,365)	(1,077,234)
Cash flows from investing activities:		
Deposits and purchases of biological assets paid to related party	(301,836)	(240,040)
Net cash used in investing activities	(301,836)	(240,040)
Cash flows from financing activities:		
Proceeds from sale of membership units	1,257,872	1,667,021
Offering costs	(71,437)	(105,515)
Subscriptions receivable	(7,941)	16,362
Net cash provided by financing activities	1,178,494	1,577,868
Net increase in cash	(253,707)	260,594
Cash as of beginning of the year	264,682	4,088
Cash as of end of the year	$ 10,975	$ 264,682
Supplemental disclosures of cash flow information:		
Cash paid for interest	$ -	$ -
Cash paid for income taxes	$ -	$ -

The accompanying notes are an integral part of these financial statements.

NOTE 1 – ORGANIZATION AND NATURE OF BUSINESS

WORLD TREE USA LLC ("WTUSA" or the "Company") was organized as a limited liability company in the state of Nevada on June 3, 2015. The Company's address is 2447 Pacific Coast Hwy, 2nd Floor, Hermosa Beach, CA 90254.

The purpose of the Company is to:

(i) participate in collective effort to reduce the carbon footprint of the Investors through conduct of the Eco-Tree Program;

(ii) produce income from the harvesting of Empress Splendor (ES) Trees acquired by the Company;

(iii) monetize carbon offset assets created by the Company;

(iv) make distributions to members upon harvesting ES Trees; and

(v) engage in such other activities as are reasonably incidental to the foregoing.

Risks and Uncertainties

The Company is in the pre-revenue generation stage. The Company's business and operations are sensitive to general business and economic conditions in the United States, and worldwide, along with governmental policy decisions. As this is a product grown in nature, a host of factors beyond the Company's control could cause fluctuations in these conditions. To mitigate these risks the Company has chosen to plant its ES Trees in different locations in five different countries.

The Company currently is dependent upon its manager, World Tree Technologies, Inc. ("WTT"), for all aspects of the Company's operations. WTT has been in existence in excess of 20 years, primarily focused on growing, cultivating and selling ES startlings, and has limited history, a period of approximately seven years, growing to maturity, cultivating and harvesting the ES Trees. WTT contracts directly with farmers to plant and grow the Company's trees, and the Company manages the process from planting through harvest and sale of the lumber. The Company may not be able to plant every ES Startling acquired in the same year the Offering closes, and plantings may be spread out over two or more years. WTT currently has limited arrangements for the harvesting and sale of its trees. Management of WTT has limited experience in negotiating such arrangements, however, they are in the process of expanding the network, including establishing a network of retailers to purchase the ES Trees. To date WTT has generated a limited amount of capital from the sale of ES Trees and/or any other biological asset.

When the Company fails to raise enough capital through the ETP to cover the full annual costs of the program, WTT has historically covered the shortfall by raising equity to cover operating costs or issuing a debt security by way of a convertible note program. WTT's main source of revenue to fund operations are management fees paid by the Company. Any amount paid to WTT above what was invoiced for is classified as additional management fees to aid in covering the cost of the ETP program, to maintain its stability and continued success. See Note 4 for additional information.

WORLD TREE USA LLC
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEARS ENDED DECEMBER 31, 2024 AND 2023

NOTE 2 – GOING CONCERN

These financial statements have been prepared on a going concern basis which presumes the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future. The business of the Company involves a high degree of risk due to the long-term nature of generating revenue from the harvesting of trees which the first harvest isn't anticipated until 2026. The Company has significant commercial and economic interdependence with WTT as discussed in Notes 1, 4 and 6. At present, WTT has limited cash flow generating activities and their operations are currently dependent on the Company's ability to raise capital. These factors raise substantial doubt regarding the Company to continue as a going concern.

Management's Plans
During the year ended December 31, 2024, the Company issued 714,179 Series A Units for net proceeds of $1,186,435. The Company paid commissions under broker dealer arrangements totaling $48,817 in connection with the offering.

Subsequent to year end, the Company raised $250,358 in gross proceeds in exchange for the issuance of: 10,272 Series A Eco-Tree 2024 Units; and 98,014 Series A Eco-Tree 2024 ACT Units.

In addition to the above, the Company has raised a total of $71,400 in its 2025 Eco-Tree Program in exchange for the issuance of: 70,000 Series A ETP 2025 Units.

The Company plans on initiating a Reg CF offering in the near term.

Management believes that the current capital on hand and its planned offerings may not be sufficient to fund operations through a period of less than one year from the issuance date of these financial statements. There is no assurance that the Company will be able to raise the funds necessary to finance the Company's activities as disclosed in Note 1.

NOTE 3 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentrations of Credit Risk
We maintain our cash in bank deposit accounts, the balances of which at times may exceed federally insured limits. We continually monitor our banking relationships and consequently have not experienced any losses in our accounts. We believe we are not exposed to any significant credit risk on cash.

<u>Cash Equivalents</u>
Cash and cash equivalents consist of cash equivalents with initial maturities of three months or less.

<u>Fair Value of Financial Instruments</u>
The Company follows FASB ASC 820, Fair Value Measurements and Disclosures ("ASC 820") to measure and disclosure the fair value of its financial instruments. ASC 820 establishes a framework for measuring fair value in U.S. GAAP and expands disclosures about fair value measurements and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The three levels of fair value hierarchy defined by ASC 820 are described below:

Level 1   Quoted market prices available in active markets for identical assets or liabilities as of the reporting date.

Level 2   Pricing inputs other than quoted prices in active markets included in Level 1, which are either directly or indirectly observable as of the reporting date.

Level 3   Pricing inputs that are generally unobservable inputs and not corroborated by market data.

Financial assets are considered Level 3 when their fair values are determined using pricing models, discounted cash flow methodologies or similar techniques and at least one significant model assumption or input is unobservable.

The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. If the inputs used to measure the financial assets and liabilities fall within more than one level described above, the categorization is based on the lowest level input that is significant to the fair value measurement of the instrument.

The carrying amounts reported in the Company's financial statements for cash, accounts payable and accrued expenses approximate their fair value because of the immediate or short-term mature of these financial instruments.

Transactions involving related parties cannot be presumed to be carried out on an arm's-length basis, as the requisite conditions of competitive, free-marketing dealings may not exist. Representations about transactions with related parties, if made, shall not imply that the related party transactions were consummated on terms equivalent to those that prevail in arm's-length transactions unless such representations can be substantiated.

<u>Biological Assets</u>
Biological assets consist of trees managed for future timber sales. Biological assets are carried at cost. The cost of trees consists of the purchase price plus costs incurred to bring the trees to the current location and condition.

The trees are recognized as biological assets when they are received by the Company's farmers. As of December 31, 2024 and 2023, 361,189 and 388,046 trees representing a cost of $1,309,129 and $1,261,468 respectively, were reported as biological assets.

The Company determined it was necessary to write-off a large number of trees for the year ended December 31, 2024, totaling $440,917 as compared with tree losses totaling $297,448 for the year ended December 31, 2023.

For every 2,000 Units issued related to the 2016, 2018, 2019/2020, 2021, 2022 and 2023 offerings, the Company will purchase up to 140 trees, which yield a harvest of approximately 110 tree per acre harvested; 30 additional trees per acre are available for replacement within the first two to three years. For units issued related to the 2024 offering, the company will purchase up to 185 trees, which yield a harvest of approximately 140 trees per acre harvested; 45 additional trees per acre are available for replacement within the first two to three years.

As of December 31, 2024, current and future tree plantings are summarized below:

	2016 Offering	2018 Offering	2020 Offering	2021 Offering	2022 Offering	2023 Offering	2024 Offering
Units Issued	200,000	1,187,152	4,398,472	3,665,139	1,592,782	605,173	615,293
Noncash units	-	42,968	27,450	-	-	-	243,361
Units issued for which trees will be planted	200,000	1,187,152	4,398,472	3,665,139	1,592,782	605,173	858,654
Total Trees to be Purchased[1]	14,000	83,101	307,893	257,033	111,915	42,362	79,425
Total Trees to be Planted[2]	11,000	65,293	241,916	201,583	87,933	33,285	60,106
Total Trees for replacement[3]	3,000	17,807	65,977	54,977	23,982	9,078	19,320
Total Trees Planted	10,866	65,618	287,980	201,607	84,280	31,250	11,086
Total Trees still to be Planted	134	-	-	-	3,653	2,035	49,020

Notes:
1. Total trees to be purchased is based on 140 trees per 2,000 units for the 2016-2023 Series and 185 trees per 2,000 units for the 2024 Series.
2. Total trees to be planted is based on 110 trees per 2,000 units for the 2016-2023 Series and 140 trees per 2,000 units for the 2024 Series.
3. Total trees for replacements is based on 30 trees per 2,000 units for the 2016-2023 Series and 45 trees per 2,000 units for the 2024 Series.

Deferred Offering Costs
Costs associated with the offering of Units are capitalized as other assets. Upon successful issuance, these costs will reduce additional-paid-in capital, or if unsuccessful, recognized as general and administrative expense.

Income Taxes
The Company is taxed as a Partnership. Under these provisions, the Company does not pay federal corporate income taxes on its taxable income. Instead, the Series A Unit holders are liable for individual federal and state income taxes on their respective shares of the Company's taxable income. The Company will pay state income taxes at reduced rates. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since inception. The Company currently is not under examination by any tax authority.

Net Loss per Unit

Net earnings or loss per unit is computed by dividing net income or loss by the weighted-average number of membership units outstanding during the period, excluding Units subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per unit. Diluted net earnings or loss per unit reflect the actual weighted average Units issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per unit if their inclusion would be anti-dilutive. As of December 31, 2024 and 2023, there were no potentially dilutive securities.

Recent Accounting Pronouncements

The Company has reviewed all recent accounting pronouncements issued by the Financial Accounting Standards Board (FASB) and other authoritative bodies and has determined that none of the new pronouncements are applicable to the Company or are expected to have a material impact on the Company's financial statements as of and for the year ended December 31, 2024.

NOTE 4 – RELATED PARTY TRANSACTIONS

Series B Units

As at December 31, 2024 and 2023, WTT, the Manager of WTUSA, holds 10,000 Series B Units of WTUSA.

Management Fees – 2024 Series A Unit Offering

In connection with the 2024 Series A Unit offering fees expected to be payable to WTT consist of the following: 1) $2.33 per tree (biological asset), 2) $1.15 tree data and administration; 3) $3.65 farmer support; 4) $0.71 legal; 5) $0.75 farmer bonus; 6) $0.86 office overhead; 7) $1.92 marketing; 8) $2.65 management fees; 9) $0.70 investor relations; 10) $1.72 brokering lumber; 11) $0.27 impact reporting; and 12) $0.98 for accounting and annual reporting costs. The cost of trees, tree order staffing and administration and shipping and handling, are recorded as deposit on biological assets – related party. The remaining items are reflected as operating costs in the year they are paid to WTT. The amounts paid to WTT for these items is based upon the number of Series A Units sold. The Company records the transactions based on when it receives invoices from the Manager.

Management Fees – 2023 Series A Unit Offering

In connection with the 2023 Series A Unit offering fees expected to be payable to WTT consist of the following: 1) $3.45 per tree (biological asset), 2) $0.30 tree order staffing and administration; 3) $4.65 farmer support; 4) $0.45 legal; 5) $0.75 farmer bonus; 6) $0.25 office overhead; 7) $0.65 marketing; 8) $4.10 management fees; 9) $0.35 investor relations; 10) $2.45 brokering lumber; 11) $0.95 carbon credit verification; and 12) $0.65 for accounting and annual reporting costs. The cost of trees, tree order staffing and administration and shipping and handling, are recorded as deposit on biological assets – related party. The remaining items are reflected as operating costs in the year they are paid to WTT. The amounts paid to WTT for these items is based upon the number of Series A Units sold. The Company records the transactions based on when it receives invoices from the Manager.

Below is a summary of all payments made to WTT for deposits on biological assets for the years ended December 31, 2024 and 2023, respectively:

Fee Description	Deposit on Biological Assets Balance 12/31/22	Payments	Allocated to Biological Assets	Deposit on Biological Assets Balance 12/31/23	Payments	Allocated to Biological Assets	Deposit on Biological Assets Balance 12/31/24
Deposit on Future Tree Stock	$ 361,872	$ 220,672	$ (255,025)	$ 327,519	$ 207,978	$ (439,491)	$ 96,006
Tree Order Staffing & Administration	23,713	19,368	(24,439)	18,642	93,858	(49,086)	63,414
Shipping & Handling	11,687	-	(2,105)	9,582	-	-	9,582
Total	397,272	$ 240,040	$ (281,569)	$ 355,743	$ 301,836	$ (488,577)	$ 169,002

In addition to the payments detailed above, the Company made payments to WTT of $1,364,672 and $985,181 for the years ended December 31, 2024 and 2023, respectively, for expenses such as farmer support, management fees, lumber brokering, carbon credit verification and professional fees. Of the $1,364,672 paid in 2024, $360,000 was related to the issuance of non-cash units by request of the Manager. See Note 5.

See Notes 1, 3, 5 and 6 for additional related party transactions.

NOTE 5 – MEMBERSHIP UNITS

Series A Units

Rights and Preferences

Series A Members are holders of Series A Units and do not have voting rights. Series A Memberships (and corresponding Series A Units) are issued in sub-series. Each sub-series of Series A Units has rights to a percentage of distributable cash produced by one particular project. Each project shall be funded by only one subseries of Series A Units, and no two sub-series of Series A Units shall have rights relating to the same project. See below for allocation of profits and losses.

Series B Units

Rights and Preferences

Series B Members are holders of Series B Units and hold sole voting rights. All Series B Units have been issued and are held by the Manager. Series B Members have rights to a percentage of distributable cash produced by each and every project.

2024 Transactions
During the year ended December 31, 2024, the Company issued 714,179 Series A Units for net proceeds of $1,186,435. In addition, the Company issued 240,000 non-cash units on behalf of the Manager. The units, based on recent and similar sales value at the time, were valued at $1.50/unit for a total issuance value of $360,000. The

Company paid commissions under broker dealer arrangements totaling $48,817 in connection with the offering. Other offering costs, which offset the proceeds of the sale of the Series A units totaled $22,620.

2023 Transactions
During the year ended December 31, 2023, the Company issued 1,020,729 Series A Units for gross proceeds of $1,561,506. The Company paid commissions under broker dealer arrangements totaling $ 52,907 in connection with the offering. Other offering costs, which offset the proceeds of the sale of the Series A units totaled $52,608.

Other Provisions

Unless authorized to do so by the Manager, no Member, Unit Holder or group of Members or Unit Holders shall have any power or authority to bind the Company in any way, to pledge the Company's credit, to render the Company liable for any purpose, or to otherwise engage in the management of the Company.

Units have been recognized on the financial statements as equity when subscriptions have been accepted by the Company.

Profits and Losses

WTT enters into contracts with farmers whereby the net profits from the harvesting and sale of the biological assets are split 50/50 between the Company and the farmer. The Company's 50% profit, it any, is then split between the Series A and Series B Unit holders on a 50/50 basis. Class A and Class B Units participate in the losses based upon their pro-rata amounts invested to the total invested until the investment is extinguished. After extinguishment, the losses are then split between the Series A and Series B Unit holders on a 50/50 basis.

Also see Note 6 below.

NOTE 6 – SUBSEQUENT EVENTS

Subsequent to year end, the Company has raised $250,358 in its 2024 Eco-Tree Program in exchange for the issuance of: 10,272 Series A Eco-Tree 2024 Units; and 98,014 Series A Eco-Tree 2024 ACT Units; No cash proceeds were received for the 150,000 Series A Eco-Tree 2024 Units issued on behalf of the manager.

In addition, the Company has raised a total of $71,400 in its 2025 Eco-Tree Program in exchange for the issuance of: 70,000 Series A ETP 2025 Units; No cash proceeds were received for the 72,000 Series A Eco-Tree 2025 Units issued on behalf of the manager.

As of April 30, 2025, the Company has paid/advanced $150,874 to WTT representing current and future management fees.

The Company has analyzed its operations from December 31, 2024 to April 30, 2024 – the date these financial statements were issued – and has determined that it does not have any other material subsequent events to disclose in these financial statements.